UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES

COMMENCEMENT OF TENDER OFFERS

July 11, 2017

MEXICO CITY, MEXICO – Petróleos Mexicanos (“Pemex”) announced today that it has commenced a reopening offering, for cash purchase, of two series of debt securities maturing in 2027 and 2047 (the “2027 Notes” and the “2047 Bonds,” respectively, collectively, the “New Bonds,” and such offers, the “Concurrent Offerings”).

Pemex also announced the commencement of offers to purchase for cash any and all of its outstanding 5.750% Notes due 2018, 3.500% Notes due 2018 and 3.125% Notes due 2019 (the “Existing Securities”) (the “Offers”). The Offers are conditioned upon the consummation of the offering of New Bonds, among other customary offering conditions. The Existing Securities are described in more detail below.

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding
5.750% Notes due March 1, 2018	706451BS9 (Registered) 70645JBD3 (Rule 144A) 70645KBD0 (Reg. S)	US706451BS94 (Registered) US70645JBD37 (Rule 144A) US70645KBD00 (Reg. S)	038671316 (Registered) 032736882 (Rule 144A) 032736912 (Reg. S)	U.S. $1,758,330,000
3.500% Notes due July 18, 2018	71654QBJ0 (Registered) 71656LAS0 (Rule 144A) 71656MAS8 (Reg. S)	US71654QBJ04 (Registered) US71656LAS07 (Rule 144A) US71656MAS89 (Reg. S)	095621511 (Registered) 095421237 (Rule 144A) 095418546 (Reg. S)	U.S. $1,000,000,000
3.125% Notes due January 23, 2019	71654QBQ4 (Registered) 71656LAW1 (Rule 144A) 71656MAW9 (Reg. S)	US71654QBQ47 (Registered) US71656LAW19 (Rule 144A) US71656MAW91 (Reg. S)	109175625 (Registered) 102032411 (Rule 144A) 102032446 (Reg. S)	U.S. $500,000,000

The purpose of the Offers is to extend the maturity profile of Pemex’s existing indebtedness. The Offers are being made through Pemex’s Offer to Purchase dated July 11, 2017 (the “Offer to Purchase”), which sets forth in more detail the terms and conditions of the Offers.

Pemex intends to use the net proceeds from the sale of the New Bonds to (i) fund the cash payments under the Offers, and (ii) finance Pemex’s investment program.

Offer Deadlines and Settlement

The Offers will expire at 5:00 p.m., New York City time, on July 18, 2017, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Existing Securities validly tendered may be withdrawn at any time prior to the Expiration Date, but not thereafter, except as required by applicable law. Payment for the Existing Securities validly tendered and accepted for payment is expected to be made, subject to the terms and conditions of the Offer to Purchase, on July 21, the third business day following the Expiration Date (the “Settlement Date”).

Payment for the Existing Securities, if any, validly tendered pursuant to the guaranteed delivery procedures and accepted for payment is expected to be made, subject to the terms and conditions of the Offer to Purchase, on July 21, the first business day following the guaranteed delivery date.

For the avoidance of doubt, Pemex will not pay accrued interest for any periods following the Settlement Date in respect of any Existing Securities accepted in the Offers, including those tendered through the guaranteed delivery procedures.

Purchase Price

The table below summarizes the consideration payable in the Offers for Existing Securities validly tendered (and not validly withdrawn) and accepted by Pemex.

Series of Securities	Aggregate Principal Amount Outstanding	Purchase Price (1)	CUSIP (2)
5.750% Notes due March 1, 2018	U.S. $1,758,330,000	U.S. $1,025.43	706451BS9—70645JBD3—70645KBD0
3.500% Notes due July 18, 2018	U.S. $1,000,000,000	U.S. $1,018.51	71654QBJ0—71656LAS0—71656MAS8
3.125% Notes due January 23, 2019	U.S. $500,000,000	U.S. $1,012.00	71654QBQ4—71656LAW1—71656MAW9

(1)	Per U.S. $1,000 principal amount of securities tendered.
(2)	ISINs and Common Codes set forth in the table above.

Holders of Existing Securities that are validly tendered on or before the Expiration Date and accepted for purchase pursuant to the Offers will receive the applicable “Purchase Price” in the amount indicated above. Payment of such Purchase Price will be made in cash.

In addition, such Holders will also receive interest accrued but unpaid on their Existing Securities accepted for purchase to, but excluding, the expected Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company.

Other

The Offers are conditioned on Pemex having completed, on or prior to the Expiration Date, the Concurrent Offerings, resulting in proceeds of not less than the outstanding aggregate principal amount of Existing Securities as set forth in the table above, the consummation of which is subject to market conditions. Completion of the Offers is also subject to the satisfaction or waiver of a number of general conditions set forth in the Offer to Purchase.

Further Information

D. F. King & Co., Inc., has been appointed as the information agent for the Offers. Banks and brokers call: +1-212-269-5550. All others call: 866-342-4881 (U.S. toll-free) or +1-212-269-5550 (international). Email: pemex@dfking.com. Copies of the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery are available at www.dfking.com/pemex.

Pemex has retained BBVA Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as Dealer Managers in connection with the Offers. Questions regarding the Offers may be directed to BBVA Securities Inc. at + 1 212-728-2446 or liabilitymanagement@bbva.com, HSBC Securities (USA) Inc. at 888-HSBC-4LM (U.S. toll-free), +1-212-525-5552 (international) or liability.management@hsbcib.com, J.P. Morgan Securities LLC at (866) 846-2874 (U.S. toll-free) or (212) 834-7279 (U.S. collect) and Santander Investment Securities Inc. at (855) 404-3636 (U.S. toll-free), (212) 940-1442 (U.S. collect) or LiabilityManagement@santander.us.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Offers are being made solely through the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery, and only to such persons and in such jurisdictions as are permitted under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: July 11, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.